SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Rural/Metro Corporation

(Name of Issuer)

Common Stock

Par value $0.01 per share

(Title of Class of Securities)

781748108

(CUSIP Number)

Falck Danmark A/S

Polititorvet, DK-1780 Copenhagen V

Denmark

Attn: Thomas Hinrichsen

Tel.: +45 3345 6313

with copies to:

Freshfields Bruckhaus Deringer US LLP

520 Madison Avenue

34th Floor

New York, NY 10022

Attn: Matthew L. Jacobson, Esq.

Tel: 212-284-4919

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

(Continued on the following pages)

CUSIP No. 781748108
1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Falck Danmark A/S
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,592,387 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,592,387 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,592,387 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.42% (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 781748108
1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Falck A/S
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,592,387 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,592,387 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,592,387 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.42% (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 781748108
1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Falck Holding A/S
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,592,387 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,592,387 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,592,387 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.42% (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 781748108
1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nordic Capital V Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,592,387 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,592,387 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,592,387 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.42% (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 781748108
1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nordic Capital V Alpha Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,592,387 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,592,387 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,592,387 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.42% (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 781748108

Introductory Note.

The following constitutes Amendment No. 2 to the Schedule 13D dated May 4, 2009 filed by the undersigned. This Amendment No. 2 amends and restates the Schedule 13D in its entirety as set forth herein.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is shares of the common stock, par value $0.01 per share (Common Stock), of Rural/Metro Corporation (the Issuer). The Issuer has its principal offices at 9221 East Via de Ventura, Scottsdale, Arizona 85258.

Item 2.	Identity and Background.

(a) - (c) This statement on Schedule 13D is being filed pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the Commision) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the Exchange Act) by (i) Falck Danmark A/S, a limited liability company organized under the laws of Denmark (Falck Danmark); (ii) Falck A/S, a limited liability company organized under the laws of Denmark (Falck AS); (iii) Falck Holding A/S, a limited liability company organized under the laws of Denmark (Falck Holding, and together with Falck Danmark and Falck AS, the Falck Reporting Persons); (iv) Nordic Capital V Limited, a company registered in Jersey, Channel Islands (Nordic Capital V); and (v) Nordic Capital V Alpha Limited, a company registered in Jersey, Channel Islands (Nordic Capital V Alpha, and together with Nordic Capital V, the Nordic Capital Reporting Persons). Each of the foregoing is referred to herein as a Reporting Person, and collectively as the Reporting Persons.

The address of the principal business office of each of the Falck Reporting Persons is Polititorvet, DK-1780 Copenhagen V. The Falck Reporting Persons are principally engaged within the following four business areas: (i) Assistance, primarily being roadside assistance, home assistance, first aid courses, medical and travel assistance; (ii) Emergency, primarily being ambulance services, pre-hospital treatment, transportation of patients, fire fighting and other safety and rescue-related services; (iii) Healthcare, primarily being cross-disciplinary physical treatment, psychological crisis therapy, rehabilitation, absence management and temp staff services; and (iv) Training, primarily being rescue and safety training and consultancy, contingency planning and crisis management.

Nordic Capital V is principally engaged in the business of investment in securities. The principal address of Nordic Capital V is 26 Esplanade, St. Helier, Jersey JE2 3QA, Channel Islands, United Kingdom. The directors of Nordic Capital V are Andrew Bennett, Lynda Elliott, Keith Mackenzie, David Rigby and Clive Spears, all of whom are British citizens. The present occupations of each is a company director of various companies, including Nordic Capital V, and their principal business address is 26 Esplanade, St. Helier, Jersey JE2 3QA, Channel Islands, United Kingdom.

Nordic Capital V Alpha is principally engaged in the business of investment in securities. The principal address of Nordic Capital V Alpha is 26 Esplanade, St. Helier, Jersey JE2 3QA, Channel Islands, United Kingdom. The directors of Nordic Capital V Alpha are Andrew Bennett and Lynda Elliott, both of whom are British citizens. The present principal occupations of each is a director of various companies, including Nordic Capital V Alpha, and their principal business address is 26 Esplanade, St. Helier, Jersey JE2 3QA, Channel Islands, United Kingdom.

CUSIP No. 781748108

Certain information required by this Item 2(a) - (c) concerning the directors and executive officers of the Reporting Persons is set forth in Schedule 1 annexed hereto, which is incorporated herein by reference.

(d) - (e) Within the past five years, none of the Reporting Persons and, to the knowledge of each Reporting Person, none of the persons set forth in Schedule 1, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f) Each of the Falck Reporting Persons is organized under the laws of Denmark. Each of the Nordic Capital Reporting Persons is organized under the laws of Jersey, Channel Islands. Certain information required by this Item 2(f) concerning the directors and executive officers of each of the Reporting Persons is set forth in Schedule 1 annexed hereto, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

As of December 31, 2009, Falck Danmark has invested approximately $8,670,000 to purchase 2,592,387 shares of Common Stock of the Issuer. Falck Danmark used cash on hand / working capital to fund such purchase.

Item 4.	Purpose of the Transaction.

Falck Danmark acquired the shares of Common Stock for investment purposes, and the additional Reporting Persons directly or indirectly own controlling shares of Falck Danmark as described in Item 5 below. The Reporting Persons expect to continuously review investments in the Issuer and, depending on various factors, including but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as the Reporting Persons deem relevant, any or all of them may at any time or from time to time, and subject to any required regulatory approvals, acquire additional shares of Common Stock, preferred stock or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock.

Any Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements, dispose of or distribute some or all of its Common Stock or such other securities it owns or may subsequently acquire Common Stock or such other securities depending on various factors, including but not limited to, the price of Common Stock, the terms and

CUSIP No. 781748108

conditions of the transaction and prevailing market conditions, as well as liquidity and diversification objectives. Each Reporting Person may make gifts of shares to charities or others from time to time. In addition, each Reporting Person may, from time to time, enter into stock trading plans intended to satisfy the requirements of Rule 10b5-1 of the Exchange Act.

Consistent with its investment intent, any Reporting Person may from time to time discuss with the Issuer’s management, directors and other shareholders the Issuer’s performance, business, strategic direction, prospects and management, as well as various ways of maximizing stockholder value. Each Reporting Person intends to participate in and influence the affairs of the Issuer through the exercise of its voting rights with respect to its shares of the Issuer’s Common Stock.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above and, depending on the various factors described herein, may change its intentions with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate number and percentage of Common Stock of the Issuer deemed to be beneficially owned by the Reporting Persons is 2,592,387 shares, held directly by Falck Danmark, which represents approximately 10.42% of the issued and outstanding Common Stock of the Issuer. The calculation of this percentage is based on 24,889,105 shares of Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2009. Due to their relationships with Falck Danmark or each other, each of the additional Falck Reporting Persons and the Nordic Capital Reporting Persons may be deemed to beneficially own the shares held by Falck Danmark. Nordic Capital V and Nordic Capital V Alpha are managed by the directors listed on Schedule 1. Nordic Capital V owns all of the capital stock of Nordic Capital V Alpha.

To the knowledge of the Reporting Persons, none of the persons set forth in Schedule 1 has any interest in the Common Stock of the Issuer.

(b) Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owners of any securities. Each of Falck AS, Falck Holding and the Nordic Capital Reporting Persons may be deemed to share with Falck Danmark the power to vote, dispose or direct the disposal of the shares held by Falck Danmark. The directors of Nordic Capital V, Nordic Capital V Alpha and the Falck Reporting Persons disclaim beneficial ownership of the shares of the Issuer held by Falck Danmark.

CUSIP No. 781748108

(c) The Reporting Persons effected the following transactions in the Common Stock on the dates indicated, and such transactions are the only transactions in the Common Stock by the Reporting Persons during the last sixty days. Each of the following transactions was completed on the open market:

Name	Purchase (P) or Sale (S)	Date	Number of Shares	Price Per Share (US$)
Falck Danmark	P	11/18/2009	132,200	5.70
Falck Danmark	P	12/7/2009	29,758	5.50
Falck Danmark	P	12/14/2009	5,928	5.50
Falck Danmark	P	12/15/2009	10,700	5.50
Falck Danmark	P	12/17/2009	4,496	5.50
Falck Danmark	P	12/18/2009	13,560	5.50
Falck Danmark	P	12/21/2009	37,291	5.50
Falck Danmark	P	12/31/2009	165,700	5.90

To the knowledge of the Reporting Persons, none of the persons set forth in Schedule 1 has effected any transactions in the Common Stock of the Issuer during the past sixty days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among any Reporting Person and any person with respect to the securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Number	Exhibit

99.1	Joint Filing Agreement entered into by and among the Reporting Persons dated May 13, 2009

CUSIP No. G02995101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 5, 2010

FALCK DANMARK A/S

By:	/s/ Thomas Hinrichsen
Name:	Thomas Hinrichsen
Title:	General Counsel, Vice President

FALCK A/S

By:	/s/ Thomas Hinrichsen
Name:	Thomas Hinrichsen
Title:	General Counsel, Vice President

FALCK HOLDING A/S

By:	/s/ Thomas Hinrichsen
Name:	Thomas Hinrichsen
Title:	General Counsel, Vice President

NORDIC CAPITAL V LIMITED

By:	/s/ Lynda Elliott
Name:	Lynda Elliott
Title:	Director

NORDIC CAPITAL V ALPHA LIMITED

By:	/s/ Lynda Elliott
Name:	Lynda Elliott
Title:	Director

CUSIP No. G02995101

SCHEDULE 1

CERTAIN INFORMATION REGARDING THE PERSONS CONTROLLING THE REPORTING PERSONS

FALCK DANMARK A/S

Directors

Lars Nørby Johansen

Bo Söderberg

Johannes Due

Kim Gulstad

Mette Rosenfeldt

Vagn Flink Møller Pedersen

Niels Stuhr Gerlach

Executive Officers

Allan Søgaard Larsen

Morten R. Pedersen

NORDIC CAPITAL V LIMITED Directors Andrew Bennett Lynda Elliott Keith Mackenzie David Rigby Clive Spears

FALCK A/S Directors Lars Nørby Johansen Bo Söderberg Johannes Due Kim Gulstad Vagn Flink Møller Pedersen Ebbe Vang Niels Stuhr Gerlach Executive Officers Allan Søgaard Larsen Morten R. Pedersen	NORDIC CAPITAL V ALPHA LIMITED Directors Andrew Bennett Lynda Elliott

FALCK HOLDING A/S Directors Lars Nørby Johansen Bo Söderberg Johannes Due Kim Gulstad Executive Officers Allan Søgaard Larsen Morten R. Pedersen